UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-04186

(Check One):      [X] Form 10-K and 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                  [ ] Form 10-Q and 10-QSB   [ ] Form N-SAR


                       For Period Ended: December 31, 2007


    Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.  REGISTRANT INFORMATION

                           THE SAGEMARK COMPANIES LTD.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

        1285 Avenue of the Americas, 35th Floor, New York, New York 10019
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                      Address of Principal Executive Office


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PART II.    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form
         could not be eliminated without unreasonable effort or expense      [x]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
                                                                             [x]

         (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable                           [ ]

PART III.   NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to delays in receiving certain information, including financial statements from a number of health care facilities to which we provide administrative services pursuant to various administrative and services agreements, the report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV.    OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  George W. Mahoney, Chief Financial Officer: 212.554.4219

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

EXPLANATION:

The insurance reimbursement rates for PET and PET/CT imaging procedures performed at our PET imaging centers on Medicare patients were reduced significantly as a result of the enactment of the Deficit Reduction Act of 2005 (Deficit Reduction Act or DRA) which became effective in January 2007. In 2007, we also had a declining trend in patient procedure volume at almost all of our imaging centers and we have lost significant market share to competitors due to obsolete equipment at three of our imaging centers. These factors have had a significant and material adverse affect on our ability to generate revenue from our PET imaging centers sufficient to support our current debt obligations and on-going operations.

Our significant debt obligations and continued operating losses have impeded our efforts to obtain the capital required to support our current debt obligations, on-going operations and further our radiation therapy ventures.

After review of our financial condition and meetings and discussions with senior management, our Board of Directors determined on February 6, 2008, that it was in our best interest and that of our shareholders and our creditors to seek a divestiture from our PET imaging centers and our radiation therapy ventures in an attempt to satisfy our debt obligations. Secured debt and guarantees related to our PET imaging operations approximate $12.9 million. Additionally, we have guaranteed approximately $4.5 million of debt related to the radiation therapy ventures.

In connection with such decision, on February 25, 2008 we sold our equity interests in two of our PET imaging centers located in Rockville Centre and Forest Hills, New York, to a former employee and marketing consultant for cash proceeds of $325,000, and the assumption of all debt, resulting in the disposal of net liabilities with a gain on such disposal of $2,240,000 after the deduction of transaction costs of $39,000. We remained as a guarantor on certain equipment and leasehold improvements debt of $1,458,000 which adjusts downwards to zero over a twenty-four month period.

However, other than the above noted sale, although we aggressively attempted to divest ourselves of our PET imaging centers, we were unable to conclude any sales for our remaining PET imaging centers. On March 11, 2008, at the direction of our Board of Directors, we began to terminate the operations of the imaging centers that we own or manage that are located in Wichita, Kansas, Parsippany, New Jersey, East Setauket, New York, Jacksonville, Florida, and Tamarac, Florida. As of March 31, 2008, we have one remaining PET imaging center in Hialeah, Florida that has continued its operations.

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As a result of the above, for the year ended December 31, 2007 we incurred a net loss of $10,942,000 as compared to a net loss of $1,815,000 for the same period in 2006. The loss for 2007 includes a goodwill impairment charge of $4,811,000 and a loss on the sale of an investment in an unconsolidated affiliate of $986,000. As of December 31, 2007, we had a working capital deficiency of $11,948,000 including $5,091,000 of notes payable and $5,924,000 of capitalized lease obligations which were reclassified from long-term to current liabilities because we did not meet the minimum cash balances or debt to equity ratio covenants required by some of our creditors. We do not have sufficient capital to cure any such defaults or any future defaults that may occur on other secured indebtedness. Any uncured defaults of any such debt will have a material adverse affect on us.

Additional details on the foregoing, as well as our other activities, will be set forth in our Form 10-KSB which we anticipate will be filed with the SEC on or before April 15, 2008.


                           THE SAGEMARK COMPANES LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  March 31, 2008                 By:      /s/ George W. Mahoney
                                          ---------------------------
                                       Name:    George W. Mahoney
                                       Title:   Chief Financial Officer